Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 11 DATED AUGUST 26, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015

This Supplement No. 11 supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, supplemented by Supplement No. 7 dated July 17, 2015, Supplement No. 8 dated July 30, 2015, Supplement No. 9 dated August 10, 2015 and Supplement No. 10 dated August 12, 2015. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 11 is to disclose:

•	the status of our initial public offering; and

•	the completion of a portfolio acquisition.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of August 25, 2015, we received and accepted subscriptions in our offering for 72.9 million shares, or $726.5 million, including 0.3 million shares, or $3.1 million, sold to NorthStar Realty Finance Corp. As of August 25, 2015, 92.9 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Completion of a Portfolio Acquisition

On August 20, 2015, we, through subsidiaries of our operating partnership, completed the acquisition of a Class B+ office and flex business center and an adjacent Class A office building, or the properties, for a total initial cost of $130.6 million. We acquired the properties through a joint venture, or the joint venture, with Steelwave, LLC, or Steelwave, a vertically integrated real estate investment manager, owner and operator. We own a 95% interest in the joint venture, which acquired the properties from Teachers Insurance and Annuity Association of America, an unaffiliated third party. In connection with the acquisition, we invested approximately $45.7 million of equity, including closing costs, with proceeds from our offering.

The properties total 717,702 square feet and are located in Bothell, Washington, in close proximity to major highways with convenient access to regional demand drivers, including corporate headquarters and other major commercial operations. As of June 30, 2015, the properties were 73% leased to 70 tenants, with a remaining weighted average lease term of 4.2 years. The joint venture plans to invest approximately $14.9 million in capital and tenant improvements to the properties, including lobbies, corridors and conference rooms. We believe that the properties are suitable for their intended purpose and are adequately covered by insurance. The properties compete for tenants with a number of properties providing comparable space in their market, whose relative performance, along with other factors, could impact the future operating results of the properties. We have no plans for any material renovations, improvements or development with respect to the portfolio, except in accordance with planned budgets, including the improvement described above.

Pursuant to the limited liability company agreement of the joint venture, or the JV agreement, we are the manager and control the joint venture’s business and affairs, subject to Steelwave’s consent with respect to certain major decisions. Steelwave will manage the day-to-day operations of the properties. The JV agreement also contains customary terms and conditions, including distributions on a pro rata basis subject to certain performance thresholds and certain forced sale and other liquidity provisions.

In connection with the acquisition, the joint venture, through a subsidiary, or the borrower, obtained senior debt financing with an initial term of three years and a principal amount of approximately $82.5 million, with up to an additional $14.9 million of future funding commitments, or the senior borrowing. The senior borrowing bears a floating interest rate of 1.9% over the one-month London Interbank Offered Rate and contains standard representations, warranties and covenants contained in transactions of this type. Although recourse for repayment of the senior borrowing is generally limited to the borrower’s assets, Steelwave provided a “non-recourse carveout” guaranty relating to certain obligations of the borrower under the loan agreement and related documentation. Our operating partnership has agreed to indemnify Steelwave for certain of Steelwave’s liabilities under such guaranty.